

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 13, 2008

Jim Wilson
President and Chief Executive Officer
Atari, Inc.
417 Fifth Avenue
New York, NY 10016

>   **Re: Atari, Inc.**
>   **Amendment No. 1 to Schedule 13E-3 filed August 5, 2008**
>   **File No. 005-47017**
>
>   **Amendment No. 1 to Schedule 14A filed August 5, 2008**
>   **File No. 000-27338**

Dear Mr. Wilson:

We have reviewed your amended filings and have the following comments. As appropriate, please file a revised Schedule 13E-3 and accompanying proxy statement to address these comments.

Schedule 13E-3 filed August 5, 2008

1.   We note your responses to comments 12, 13, and 17 in our letter dated July 16, 2008. Please file each presentation, board book, report and draft report prepared by Duff, Lazard, Ocean Tomo, and AxilPartners as an exhibit to the Schedule 13E-3, whether provided to Atari's board or to an affiliate. In addition, please revise to summarize each of these reports and describe any material differences between any drafts and final reports in the proxy statement. Regarding the Ocean Tomo analysis, we note that the analysis is materially related to the 13e-3 transaction given that the financial advisor relied on this analysis as the best available information about Atari's intellectual property. The fact that a report was not specifically commissioned for the going private transaction is not dispositive of the applicability of Item 1015 for these purposes. Please see In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.

Jim Wilson
Atari, Inc.
August 13, 2008

Introduction, page 1

2.   We note your response to comment 3 of our prior letter dated July 16, 2008. While we
        have no objection to the use of qualifying language by the filing parties, the use of
        disclaimer language remains inappropriate. Please consider revising to clarify that no
        filing person has produced any disclosure with respect to any other filing person.

Schedule 14A filed August 5, 2008

3.   In future filings, please revise to include the amendment number.

4.   We note your response to comment 5 in our letter dated July 16, 2008. Please revise the
        letter to shareholders to clarify the fairness determination as to unaffiliated shareholders.

Background of the Merger, page 17

5.   We note your response to comment 9 of our prior letter dated July 16, 2008 and reissue
        that comment. With the exception of your disclosure that Infogrames insisted on a
        termination fee but would be willing to reduce it from approximately 15% to
        approximately 5% of the aggregate purchase price, your amendment provides only a
        general description of the discussions between Atari and Infogrames (and their respective
        representatives). Revise your filing to describe material proposals and counter-proposals
        so that the description provides insight into the negotiation of significant transaction
        terms that affected the structure of the transaction and the consideration to be paid to the
        unaffiliated shareholders and each of the parties engaging in the Rule 13e-3 transaction.

Selected M&A Transaction Analysis (Premiums Paid), page 39

6.   We note your response to comment 16 in our letter dated July 16, 2008; however, we
        reissue our comment with respect to this analysis.

                        *   *   *   *   *

        Please amend your filings and respond to these comments within 10 business days or tell
us when you will provide us with a response. Your responsive amendment should also include a
marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation
S-T. Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

Jim Wilson
Atari, Inc.
August 13, 2008

       If you have questions or comments please contact Michael F. Johnson at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3411.

                           Sincerely,

                           Peggy Kim
                           Special Counsel
                           Office of Mergers and Acquisitions

cc: <u>Via Facsimile (212) 530-5219</u>
        Thomas C. Janson, Esq.
        Milbank, Tweed, Hadley & McCloy LLP